CONSENT OF EXPERT

Riann Herman

c/o DMT Geosciences Ltd.

Suite 415, 708-11th Avenue SW

Calgary Alberta

Tel: 403-264-9496

Fax: 403-263-7641

Email: riaan.herman@rhc.za.com

Dear Sirs/Mesdames:

I hereby consent to the use of the report prepared by me, and the information derived therefrom, as well as the reference to my name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2012 of Esperanza Resources Corp.

Dated this 18th day of March, 2013.

(signed) “Riaan Herman”

Riaan Herman